Predictmedix Closes First Tranche of Private Placement

TORONTO, ON / ACCESSWIRE / August 22, 2022 / Predictmedix Inc. (CSE: PMED) (OTCQB: PMEDF) ("Predictmedix" or the "Company"), an emerging provider of rapid health screening solutions powered by a proprietary artificial intelligence (AI), announces that it has closed the first tranche of a non-brokered private placement (the "First Tranche"). Pursuant to the First Tranche, the Company has issued 8,300,000 units (the "Units") at a price of $0.05 per unit to investors for gross proceeds of $415,000. Each Unit consists of one common share of the Company and one-half of one (1//2) common share purchase warrant (each whole warrant, a "Warrant"), whereby each Warrant entitles the holder to purchase one additional common share for a period of two years from closing at an exercise price of $0.10 per share. Net proceeds from the First Tranche will be used for general operations (working capital) including business development and technology upgrades. All securities issued in connection with the First Tranche are subject to a statutory hold period expiring four months and one day from the date of issuance of the securities.

Accuracy Rates for Impairment and Infectious Diseases

The Company recently released its accuracy rates for identifying Respiration Rate, Heart Rate, and Core Body Temperature as part of its Fit for Duty screening solutions which together not only identify symptoms of infectious diseases but also parameters pertaining to fatigue detection. Additionally, the company announced accuracy rates for impairment detection in January. With the exceptional results from recent clinical trials, Predictmedix is advancing towards commercialization of its Fit for Duty screening solutions.

Third-Party Validation of Technology's

As part of the validation process of Predictmedix's Safe Entry technology, manuscripts are being prepared and finalized for submission for peer review. The process of peer review is expected to take up to 90 days, and upon completion of review, Predictmedix is expected to have its technology and recent studies validated so that the next phase of commercialization can ensue.

Other Business Developments

As the Company works to commercializing its Fit for Duty screening solutions, its resellers and partners are making significant progress in their advanced sales pipelines as well as forging partnerships with major Safety and Risk Management Corporations in North American along with several other jurisdictions.

The Company is set to debut and showcase Safe Entry's Fit for Duty to key industry executives in multiple upcoming conferences. Additionally, demo units are currently being sent to large potential clients and potential partners for scaling up Predictmedix's solutions in North America as well as international jurisdictions.

"The progress that we've made with the technology of our Fit for Duty screening solutions has propelled us into solving very important issues for corporations across many industries around the world. We believe Safe Entry's Fit for Duty can transform the way companies around the world maintains its people's productivity, wellness, health, and safety in an innovative and proven way. Lastly, we are thankful for all parties that have been involved in our success so far - our team, our partners, and our shareholders. As we commercialize Safe Entry's Fit for Duty screening solutions, we look forward to creating long-term value for our shareholders and we hope and encourage you continue to be a part of our story," commented Dr. Rahul Kushwah, Interim Chief Executive Officer at Predictmedix.

About Predictmedix Inc.

Predictmedix (CSE:PMED) (OTCQB:PMEDF) is an emerging provider of rapid health screening and remote patient care solutions globally. The Company's Safe Entry Stations - powered by a proprietary artificial intelligence (AI) - use multispectral cameras to analyze physiological data patterns and predict a variety of health issues including infectious diseases such as COVID-19, impairment by drugs or alcohol, or various mental illnesses. Predictmedix's proprietary remote patient care platform empowers medical professionals with a suite of AI-powered tools to improve patient health outcomes. To learn more, please visit our website at www.Predictmedix.com or follow us on Twitter, Instagram or LinkedIn.

Investor Relations Contact

Corey Matthews

Investors@predictmedix.com

Caution Regarding Forward-Looking Information:

This news release may contain forward-looking statements and information based on current expectations. These statements should not be read as guarantees of future performance or results of the Company. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. Although such statements are based on management's reasonable assumptions, there can be no assurance that such assumptions will prove to be correct. We assume no responsibility to update or revise them to reflect new events or circumstances. The Company's securities have not been registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), or applicable state securities laws, and may not be offered or sold to, or for the account or benefit of, persons in the United States or "U.S. Persons", as such term is defined in Regulations under the U.S. Securities Act, absent registration or an applicable exemption from such registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in the United States or any jurisdiction in which such offer, solicitation or sale would be unlawful. Additionally, there are known and unknown risk factors which could cause the Company's actual results, performance or achievements to be materially different from any Page 4 of 4 future results, performance or achievements expressed or implied by the forward-looking information contained herein, such as, but not limited to dependence on obtaining regulatory approvals; the ability to obtain intellectual property rights related to its technology; limited operating history; general business, economic, competitive, political, regulatory and social uncertainties, and in particular, uncertainties related to COVID-19; risks related to factors beyond the control of the Company, including risks related to COVID-19; risks related to the Company's shares, including price volatility due to events that may or may not be within such party's control; reliance on management; and the emergency of additional competitors in the industry.

All forward-looking information herein is qualified in its entirety by this cautionary statement, and the Company disclaims any obligation to revise or update any such forward-looking information or to publicly announce the result of any revisions to any of the forward-looking information contained herein to reflect future results, events or developments, except required by law.

Disclaimer: "The Company is not making any express or implied claims that its product has the ability to diagnose, eliminate, cure or contain the COVID-19 (or SARS-2 Coronavirus) at this time."

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